THE LEBRECHT GROUP

A PROFESSIONAL LAW CORPORATION

Brian A. Lebrecht, Esq. *	Craig V. Butler, Esq. **

Admitted in California and Utah*
Admitted only in California**

December 9, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 10, 2010 File No. 333-168857

Dear Mr. Crispino:

We herein provide the following responses to your comment letter dated November 22, 2010, regarding the above-listed registration statement for Freeze Tag, Inc. (the “Company”).  I have summarized your comments in bold followed by the Company’s response.  The Company will be filing a Fourth Amended Registration Statement on Form S-1/A4 to address the comments (the “Amended Filing”).

General

1.	Please update your financial statements pursuant to Rule 8-08 of Regulation S-X.

The Company has included its financial statements for the nine months ended September 30, 2010 in the Amended Filing, as required by Rule 8-08 of Regulation S-X, and has also made all corresponding updates in the Prospectus.

IRVINE OFFICE:		SALT LAKE CITY OFFICE:

9900 RESEARCH DRIVE		406 W. SOUTH JORDAN PARKWAY
IRVINE		SUITE 160
CALIFORNIA • 92618		SOUTH JORDAN
UTAH • 84095
(949) 635-1240 • FAX (949) 635-1244	www.thelebrechtgroup.com	(801) 983-4948 • FAX (801) 983-4958

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 9, 2010

Concentration of Credit Risk, Major Customer and Major Vendors, page 34

2.
We note your response to comment 3.  In your response letter, please explain why you have determined that you are not substantially dependent upon your licensing agreements with Ohio Art Company and CMG Worldwide.

The Company has made the determination that it is not substantially dependent on its licensing agreements with Ohio Art Company and CMG Worldwide because in the nine months ended September 30, 2010, revenue derived from games that incorporate licensed materials from Ohio Art Company and CMG was $20,335, and $70,279, respectively.  Based on the Company’s revenues of $443,086 for this period, this revenue represented 4.5% and 15.8% of the Company’s revenues, respectively.  Additionally, the overall revenue the Company derives from games it develops from all third party intellectual property, including, but not limited to, Ohio Art Company and CMG Worldwide, represented less than thirty percent (30%) of the Company’s total revenue for the nine-month periods ended September 2010 and 2009.  As disclosed in the Amended Filing, the Company’s business focus has shifted away from games developed using third parties’ intellectual property to games developed from its own intellectual property.  Due to the following facts:  (i) neither of these agreements are more than 15% of the Company’s total revenue for the latest period, (ii) the Company is shifting its focus away from licensed games, and (iii) that under both these agreements the Company only pays a percentage of revenue derived from the game sales, the Company is not substantially dependent on either of these agreements.

The Company has not made any revisions in the Amended Filing to reflect the above.

Exhibit 5.1

3.
The legality opinion indicates that the shares being registered “will be” legally issued, fully paid and non-assessable.  Please have counsel revise the opinion to reflect that the shares have already been issued.

The Company’s legal counsel has made the requested change to the legal opinion included with the Amended filing.

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 9, 2010

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The letter attached hereto indicates the Company’s agreement and affirmation of the above “Company Statements.”

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig V. Butler

Craig V. Butler, Esq.

Matthew Crispino
U.S. Securities and Exchange Commission
Division of Corporation Finance
December 9, 2010

[Freeze Tag, Inc. Letterhead]

December 8, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549
Attn:  Matthew Crispino

Re:	Freeze Tag, Inc. Amendment No. 3 to Registration Statement on Form S-1 Filed November 10, 2010 File No. 333-168857

Dear Mr. Crispino:

Freeze Tag, Inc. (the “Company”) hereby affirms and agrees with the following statements related to the comment response for the above-mentioned filing filed with the Commission on December 8, 2010:

Company’s Statements

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have any questions.  Thank you for your time and attention to this matter.

Sincerely,

/s/ Craig Holland
Craig Holland
Chief Executive Officer